UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Avenue, #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Voluntary Conditional Cash Offer for Ban Leong Technologies Limited

On April 30, 2025, Epicsoft Asia Pte. Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of GCL Global Holdings Ltd. (the “Company”), has made a voluntary conditional cash offer (the “Offer”) of S$0.6029 per share (approximately US$0.4580 per share) to acquire all of the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited (SGX: B26), excluding shares held in treasury (the “Shares”) pursuant to Rule 15 of the Singapore Code on Take-overs and Mergers (“Code”) and subject to the terms and conditions in the formal offer document (the “Offer Document”) to be issued by the Offeror in accordance with the Code. Ban Leong Technologies Limited (“Ban Leong”) is listed on the Singapore Exchange Securities Trading Limited  (“SGX-ST”) and is Singapore’s leading distributor in computer hardware and I.T. accessories. The Offer is conditional upon the Offeror having received, by the close of the Offer, valid acceptances (which have not been withdrawn) of such number of Offer Shares which will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of Shares carrying more than 50% of the voting rights attributable to the issued share capital of Ban Leong (excluding any Shares held in treasury) (the “Minimum Acceptance Condition”). Save for the Minimum Acceptance Condition, the Offer is unconditional in all other respects. The Offer will be financed by a secured term loan facility provided by The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch and Offeror’s cash on hand.

On April 30, 2025, the Offeror made an announcement of the Offer (the “Offer Announcement”) on the website of the SGX-ST. A copy of the Offer Announcement is attached hereto as Exhibit 99.1, and is incorporated by reference. The foregoing summary of the terms of the Offer is subject to, and qualified in its entirety, by such document.

On April 30, 2025, the Company has also issued a press release in connection with the Offer. A copy of the press release is attached hereto as Exhibit 99.2.

Exhibits

99.1	Offer Announcement made by Epicsoft Asia Pte. Ltd. in Singapore, dated April 30, 2025.
99.2	Press release issued by GCL Global Holdings Ltd., dated April 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 30, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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